Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Call notice to General Shareholders’ Meeting to be held on April 28th, 2010

ULTRAPAR PARTICIPAÇÕES S.A.

(Call Notice for GSM of Ultrapar Participações S. A., of April 13t h , 2010)

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001-39                      NIRE 35.300.109.724

Call Notice

GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar are hereby invited to attend the General Shareholders' Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”), to be held on April 28th , 2010, at 2:00 p.m., in the Company’s Headquarters located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, in order to vote on the following matters:

1.
Analysis and approval of the Management’s Report and the financial statements referring to the fiscal year ended on December 31st , 2009, together with the report from our Independent Auditors and the opinion from our Fiscal Council;

2.	Approval of the capital budget for the fiscal year 2010;

3.	Destination of net earnings for the fiscal year ended on December 31st , 2009;

4.	Election of the members of the Board of Directors and setting of the Management’s compensation; and

5.	Election of the members of the Fiscal Council and setting of their compensation.

RELEVANT INFORMATION

Holders of common shares may vote on items 1 to 5 above and holders of preferred shares may vote on the election, separately, of 1 (one) member of the Board of Directors and 1 (one) member of the Fiscal Council, pursuant to the requirements provided by law.

(Call Notice for GSM of Ultrapar Participações S. A., of April 13t h , 2010)

Board of Directors – Procedures for requesting multiple vote

The minimum percentage of voting capital necessary for requesting multiple vote for the election of members of the Board of Directors is 5% (five percent) of the common shares, according to CVM Instruction nr 165/91, amended by CVM Instruction nr 282/98.

In accordance with the terms of Article 141, § 1 of the Brazilian Corporate Law, holders of common shares of the Company may request the adoption of multiple voting procedure no later than 48 (forty eight) hours prior to the date of the Shareholders’ Meeting.

Attendance at the Meeting

Shareholders of the Company, in person, their legal representatives or proxy may attend the Meeting, provided that they present the documents specified in the items Individual Shareholder, Corporate Shareholder and Investment Funds below. The status of a holder of (i) common shares – will be confirmed by consultation of the share registry book, and (ii) preferred shares - will require the submission of a shareholder position statement, provided by the custodian body, at least 2 (two) working days prior to the date of the Shareholders’ Meeting, stating the respective shareholding.

The shareholders may constitute proxy, with the mandate granted for less than a year to a shareholder, manager of the company, company lawyer, financial institution or investment fund manager representing the fund’s co-owners.

Individual Shareholder

●
Original or certified copy of an identification document with photo (ID, Alien Resident Card, Driver’s License, officially recognized professional identity card or passport, in the case of foreigners); and

●	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and proxy’s identification document with photo.

(Call Notice for GSM of Ultrapar Participações S. A., of April 13t h , 2010)

Corporate Shareholder

●
Certified copy of the latest amended and restated bylaws or consolidated corporate contract and of any corporate documents granting power to sign on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

●	Original or certified copy of identification document with photo(s) of the legal representative(s); and

●	Original or certified copy of the power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

Investment Funds

●
Certified copy of the latest amended and restated consolidated regulation of the fund and the bylaws or corporate contract of its manager, as well as of any corporate documents granting power to sign on behalf of the grantor (minutes of the election of the executive officers and/or proxy);

●	Original or certified copy of an identification document with photo(s) of the legal representative(s); and

●	Original or certified copy of power of attorney, if applicable, with the signature notarized by a notary public and an identification document with photo of the proxy.

For foreign investment funds and legal entities, the documentation to prove powers of representation must have been notarized and certified by a consul. A certified translation will not be required if the original language of the document is Portuguese, English or Spanish.

All documents are required to be forwarded to the Investor Relations Department until 5:00 p.m. on April 26th , 2010.

(Call Notice for GSM of Ultrapar Participações S. A., of April 13t h , 2010)

Availability of documents and information

The information and documents regarding matters to be approved, as well as other relevant information and documents to the exercise of voting rights in the Shareholders’ Meeting, are available on the CVM website (www.cvm.gov.br) and the Company website (www.ultra.com.br), including the Manual of the 2010 Shareholders’ Meeting.

São Paulo, April 13t h , 2010.

PAULO GUILHERME AGUIAR CUNHA
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Notice for General Shareholders’ Meeting)